UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.

(Name of Subject Company)

Stemline Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85858C107

(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Stemline Therapeutics, Inc. (“Stemline”) with the Securities and Exchange Commission (the “SEC”) on May 12, 2020, relating to the tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany (“Parent”), and an indirect wholly owned subsidiary of A. Menarini - Industrie Farmaceutiche Riunite - S.r.l. (“Menarini”), a company formed under the laws of Italy, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest, plus (ii) one (1) contingent value right per Share as set forth in the Contingent Value Rights Agreement, and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Parent, Purchaser and Menarini with the SEC on May 12, 2020 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. Stemline believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Stemline wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates—Future Agreements” on page 11 of this Schedule 14D-9 and replacing it with the following paragraph:

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established, other than as described herein. In addition, except as it relates to the CIC Severance Plan and the cash retention program described in sections “—Severance Plan” and “—Cash Retention Program” above, respectively, no discussions or negotiations have occurred between Stemline executive officers or directors, on the one hand, and representatives of Parent or the Menarini Group, on the other hand, regarding terms of future employment following completion of the Transaction.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure replaces the sixth full paragraph on page 16 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background to the Offer and the Merger:”

On March 15, 2020, after informal discussions with each member of the Stemline Board, Mr. Kenneth Hoberman contacted a representative of BofA Securities to request, on behalf of Stemline, that BofA Securities assist Stemline with its review and evaluation of its potential strategic alternatives, including discussions with Party A and Menarini. Also following discussion with the members of the Stemline Board, Stemline management directed Skadden, on behalf of Stemline, to obtain and evaluate certain disclosures from each of PJT Partners and BofA Securities with respect to certain of their respective relationships with Stemline, Menarini and Party A. Stemline management and the Stemline Board reviewed such customary disclosures for each of PJT Partners and BofA Securities, as well as the fact that a senior advisor to PJT Partners had introduced a senior member of the PJT Partners deal team for Stemline to Menarini (which fact was known to the senior management of Stemline and the Stemline Board at the time of the initial discussions between Stemline and Menarini commenced in Fall of 2019 as described above). The Stemline Board determined, based on such disclosures, that neither PJT Partners nor BofA Securities had any relationships with Menarini or Party A that would impact their respective ability to provide financial advice to Stemline in connection with the Transactions.

The following disclosure replaces the seventh full paragraph on page 17 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background to the Offer and the Merger:”

On March 31, 2020, the Stemline Board held a meeting, which included Mr. Kenneth Hoberman, Mr. Gionco, Mr. McDonald, Mr. Shemesh and Jeffrey Levitt, Vice President, Head of Legal Affairs and Compliance at Stemline. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. At the meeting, in connection with the March 30 Proposal, management reviewed with the Stemline Board unaudited prospective financial information for Stemline for calendar years ending December 31, 2020 through December 31, 2031, as further described in the section “—Certain Financial Projections” below. Members of management presented the projections to the Stemline Board and described the assumptions upon which the projections were based. Following discussion, the Stemline Board approved the projections and instructed representatives of BofA Securities and PJT Partners to use such projections for purposes of their respective financial analyses. The projections were not provided to Party A or Menarini prior to Stemline’s entry into the Merger Agreement.

The following disclosure replaces the third full paragraph on page 20 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background to the Offer and the Merger:”

Immediately following the call with Party A, Dr. Bergstein and Mr. Kenneth Hoberman, in consultation with financial and legal advisors, contacted each member of the Stemline Board to discuss whether to postpone entry into the Exclusivity Agreement in light of his discussion with Party A. After discussion, members of the Stemline Board confirmed their prior view that Party A would likely not be able to provide comparable value or certainty to Stemline stockholders relative to the Menarini offer and that there may be risk to the transaction with Menarini if Stemline chose to delay for any period of time to evaluate a competing offer from Party A.

The following disclosure replaces the fourth full paragraph on page 22 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Background to the Offer and the Merger:”

Also on May 3, 2020, the Stemline Board held a meeting, which was attended by Mr. Kenneth Hoberman, Mr. Gionco, Mr. McDonald, Mr. Shemesh, Mr. Francomano, Dr. Poradosu and Mr. Levitt. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. Representatives of Ropes & Gray LLP, litigation counsel to Stemline, also attended a portion of the meeting to provide an update on two derivative actions pending against Stemline and discussed with the Stemline Board the impact of the proposed acquisition of Stemline on the two derivative cases.  Following discussion, the Stemline Board reached the consensus that the value of the two derivative claims to Stemline, if any, was immaterial in the context of the proposed transaction consideration. Representatives of Skadden reviewed with the Stemline Board their duties applicable to a sale of Stemline and described certain key legal terms of the Merger Agreement, the CVR Agreement and the Tender Agreement and a proposed amendment to Stemline’s bylaws to include a forum selection provision. Representatives of Skadden also reviewed with the Stemline Board the employee retention and severance programs negotiated among the parties in connection with the execution of the Merger Agreement, described in the section “—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates” above.

The following disclosure replaces the second full paragraph on page 32 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections:”

These financial projections were prepared in March 2020 by Stemline management based on their assumptions about Stemline’s continued operation as a stand-alone, publicly traded company, with respect to ELZONRIS and the development and commercialization of Stemline’s product candidates, including risk and probability adjustments reflecting Stemline management’s good faith assessment as to the probability of success for Stemline’s product candidates and pipeline programs. The projections assume that ELZONRIS has a 100% cumulative probability of success for the treatment of BPDCN in the United States; an 80% cumulative probability of success for the treatment of BPDCN in the European Union; a 16% cumulative probability of success for the treatment of chronic myelomonocytic leukemia; an 8% cumulative probability of success for the treatment of acute myeloid leukemia; an 8% cumulative probability of success for the treatment of myelofibrosis and a 5% cumulative probability of success for the treatment of all-comers. The projections also assume an 8% cumulative probability of success for SL-801 for the treatment of each of multiple myeloma and mutation/over-expression. The projections were based on certain internal assumptions about the probability of success associated with technical and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Stemline’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections. The Management Projections also include non-risk adjusted revenue information and unlevered free cash flows for the years 2020 through 2031. The summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the Management Projections or other projected financial information provided by Stemline management. The Management Projections assume a federal net operating loss carryforward of $321 million as of March 31, 2020. Except as otherwise indicated in the table below, the values in the table below do not take into account the effect of net operating loss usage or the cost of future capital raises and have been probability adjusted by Stemline management based on Stemline management’s good faith assessment as to the probability of success for Stemline’s product candidates and pipeline programs, as discussed in detail above.

The following disclosure is added beneath the second table on page 33 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Financial Projections:”

Non-Risk Adjusted Revenue

(Amounts in Millions)

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Revenue	$69	$163	$229	$272	$347	$718	$1,263	$1,891	$2,573	$3,245	$2,434	$649

The following disclosure replaces the first full paragraph on page 37 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Selected Comparable Company Analysis:”

PJT Partners reviewed and compared specific financial, operating and public trading data relating to Stemline with similar information for the three (3) selected publicly-traded commercial-stage biopharmaceutical oncology companies set forth in the table below that PJT Partners deemed comparable to Stemline in its professional judgment, based on, among other things, their business profile, operations and stage of commercialization. PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per Share on a standalone basis, in each case by reference to these companies.

The following disclosure replaces the first full paragraph on page 38 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Selected Comparable Company Analysis:”

Accordingly, PJT Partners selected a TEV to revenue multiple range of 1.25x to 1.75x for estimated 2024 net revenue for Stemline, on a standalone basis. In selecting this reference range, PJT Partners did not take into account the May 1, 2020 multiple for Karyopharm Therapeutics Inc. because of an early March 2020 release of results from the Phase 3 BOSTON study and an early April 2020 report that Selinexor would be evaluated as a potential treatment for COVID-19 patients. PJT Partners then applied this range to Stemline’s estimated calendar year 2024 net revenue based on the Management Projections to derive a range of implied enterprise value for Stemline of approximately $361 million to approximately $506 million, added Stemline’s estimated March 31, 2020 estimated cash, cash equivalents and short-term investments of approximately $152 million and subtracted Stemline’s estimated March 31, 2020 debt balance of zero, and divided the result by Stemline’s implied fully diluted Share count based on approximately 52.47 million Shares, approximately 2.71 million Company Options, and approximately 0.944 million Company RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to calculate a range of implied prices per Share of $9.50 to $12.25 per share on a standalone basis. PJT Partners compared this range of implied value per Share with the upfront consideration of $11.50 per Share in the transaction and the present value of the maximum consideration payable in the transaction of $12.25 per Share assuming an 80% probability of achieving the Milestone on June 30, 2021, and discounting the Milestone Payment to March 31, 2020, using a cost of equity of 13% based on an analysis of Stemline’s cost of equity using the capital asset pricing model.

The following disclosure replaces the table on page 38 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Selected Precedent Merger Analysis:”

Announcement Date	Target	Acquiror	TEV/Peak Sales
January 10, 2020	Dermira, Inc.	Eli Lilly and Company	0.7x
September 30, 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	1.3x
September 16, 2019	Alder BioPharmaceuticals, Inc.	H. Lundbeck A/S	1.4x
October 30, 2017	Advanced Accelerator Applications S.A.	Novartis AG	2.1x
September 12, 2016	Raptor Pharmaceutical Corp.	Horizon Pharma plc	1.0x
July 21, 2016	Relypsa, Inc.	Galenica AG	0.9x
May 31, 2016	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	1.8x
December 2, 2014	Avanir Pharmaceuticals, Inc.	Otsuka Holdings Co., Ltd.	2.0x
November 24, 2014	Prosensa Holding N.V.	BioMarin Pharmaceutical Inc.	2.2x
October 6, 2014	Durata Therapeutics, Inc.	Actavis plc	0.9x
January 22, 2013	MAP Pharmaceuticals, Inc.	Allergan, Inc.	1.1x

The following disclosure replaces the last paragraph beginning on page 38 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Selected Precedent Merger Analysis:”

For each precedent transaction, PJT Partners reviewed (i) the TEV of the target company in the transaction based upon the consideration payable in the transaction (including any nominal CVR value at the time of announcement) as a multiple of the target company’s estimated peak revenue, utilizing such target company’s risk-adjusted peak revenue where available (which we refer to as “Peak Revenue”), such values provided above, and (ii) premium to unaffected stock price, as summarized in the following table:

The following disclosure replaces the second full paragraph on page 39 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Selected Precedent Merger Analysis:”

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Stemline and the companies included in the selected precedent transaction analysis, which PJT Partners discussed with the Stemline Board. In addition, the selected precedent transactions occurred during periods in which financial, economic and market conditions were different from those in existence as of the date of PJT Partners’ opinion. Accordingly, PJT Partners believed, and discussed with the Stemline Board, that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. PJT Partners therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition equity values of the selected target companies and Stemline. After reviewing the above analysis, PJT Partners selected a TEV to peak net revenue range of 0.90x to 1.30x for Stemline on a standalone basis and applied this range to Stemline’s estimated peak net revenue of approximately $538 million in 2029 based on the Management Projections to calculate a range of implied TEV for Stemline of approximately $485 million to approximately $700 million, subtracting Stemline’s estimated debt of zero as of March 31, 2020, from the estimated TEV, adding Stemline’s estimated cash, cash equivalents and short-term investments of approximately $152 million as of March 31, 2020, to the estimated TEV, and dividing such amount by the implied fully diluted number of Shares based on approximately 52.47 million Shares, approximately 2.71 million Company Options, and approximately 0.944 million Company RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to derive a range of implied prices per Share on a standalone basis. PJT Partners also calculated ranges of implied price per Share by applying the 25th and 75th percentile of premiums in such selected precedent transactions of 44% and 79% to the $6.83 pre-COVID-19 closing price per Share on February 21, 2020, and the $4.75 closing price per Share price on May 1, 2020.

The following disclosure replaces the first full paragraph on page 40 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of PJT Partners LP—Summary of PJT Partners Financial Analyses—Discounted Cash Flow Analysis:”

To calculate the estimated enterprise value of Stemline using the discounted cash flow method, PJT Partners discounted Stemline’s projected unlevered free cash flows (including NOL cash tax savings) for the period April 1, 2020, through fiscal year end 2031 based on the Management Projections to present value at March 31, 2020, using a range of selected discount rates. PJT Partners selected a range of after-tax discount rates of 12% to 14% derived from its analysis of the weighted average cost of capital of Stemline as of both February 21, 2020 (pre-COVID-19) and May 1, 2020 (post-COVID-19) based on an analysis of Stemline’s cost of equity using the capital asset pricing model, debt-to-equity ratio and cost of debt. This analysis resulted in a range of implied enterprise value of Stemline of approximately $357 million to approximately $408 million. PJT Partners then calculated a range of implied equity values per Share by subtracting Stemline’s estimated debt of zero as of March 31, 2020, from the estimated enterprise value, adding Stemline’s estimated cash, cash equivalents and short-term investments of approximately $152 million as of March 31, 2020, to the estimated enterprise value, and dividing such amount by the implied fully diluted number of Shares based on approximately 52.47 million Shares, approximately 2.71 million Company Options, and approximately 0.944 million Company RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to derive a range of implied value per Share on a standalone basis of $9.50 to $10.25. PJT Partners compared this range of implied value per Share with the upfront consideration of $11.50 per Share in the Transactions and the present value of the maximum consideration payable in the transaction of $12.25 per Share assuming an 80% probability of achieving the Milestone on June 30, 2021, and discounting the Milestone Payment to March 31, 2020, using a cost of equity of 13%.

The following disclosure replaces the third full paragraph on page 44 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Stemline Financial Analyses:”

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information including the following information, for Stemline and the following seven publicly traded companies in the biopharmaceutical industry that BofA Securities considered relevant based on among other things their business profile, operations and stage of commercialization:

The following disclosure replaces the table on page 45 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Stemline Financial Analyses—Selected Precedent Transactions Analysis:”

Acquiror	Target	TEV/Peak Sales
Eli Lilly & Company	Demira, Inc.	0.7x
Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.	1.3x
H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.	1.4x
Horizon Pharma plc.	Raptor Pharmaceutical Corp.	1.0x
Galenica Ltd.	Relypsa, Inc.	0.9x
BioMarin Pharmaceutical Inc.	Prosensa Holding N.V.	2.2x
Actavis plc	Durata Therapeutics, Inc.	0.9x
H. Lundbeck A/S	Chelsea Therapeutics International, Ltd.	1.3x
Allergan, Inc.	MAP Pharmaceuticals, Inc.	1.1x

The following disclosure replaces the last paragraph on page 45 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Stemline Financial Analyses:”

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of Stemline to calculate the estimated present value of the standalone risk-adjusted, unlevered, after-tax free cash flows that Stemline was forecasted to generate during the timeframe of Q2 to Q4 2020, and fiscal years 2021 through 2031 based on the Management Projections and the Tax Attributes. The cash flows and Tax Attributes were then discounted to present value as of March 31, 2020, using discount rates ranging from 9.0% to 12.0%, which were based on an estimate of Stemline’s weighted average cost of capital derived using the capital asset pricing model. From the resulting implied enterprise values, BofA Securities then added to such amount Stemline’s estimated cash, cash equivalents and short-term investments of approximately $152 million as of March 31, 2020, per Stemline management, to derive implied equity values. This analysis indicated the following approximate implied per share equity value reference ranges for Stemline, rounded to the nearest $0.05, as compared to the Range of Implied Values for the Consideration:

The following disclosure replaces the fourth and fifth full paragraph on page 47 of this Schedule 14D-9 under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of Stemline’s Financial Advisors—Opinion of BofA Securities, Inc.—Summary of Material Stemline Financial Analyses:”

BofA Securities and its affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Stemline and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services. From May 1, 2018 through April 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Stemline and certain of its affiliates of less than $1 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Parent, Menarini and certain of their respective affiliates and have received or in the future may receive compensation for the rendering of these services. From May 1, 2018 through April 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Parent, Menarini and certain of their respective affiliates of less than $1 million for investment and corporate banking services.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Item 8. Additional Information—Legal Proceedings” on page 56 of this Schedule 14D-9 and replacing it with the following paragraphs:

On May 13, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Shiva Stein v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-30716. On May 15, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Don Johnston v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03804 (the “Johnston Complaint”). On May 19, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Matthew Lee v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03899. On May 20, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Michael Leon v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-03931 (the “Leon Complaint”). On May 20, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Eastern District of New York against Stemline and its directors, captioned Eric Wolfe v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-02280 (the “Wolfe Complaint”). On May 22, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the District of Delaware against Stemline, Stemline’s directors, Parent, Menarini and Purchaser, captioned William Davison v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-00688 (the “Davison Complaint”). On May 26, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Trevor Goodman v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-04031 (the “Goodman Complaint”). On May 29, 2020, a purported stockholder of Stemline filed a lawsuit in the United States District Court for the Southern District of New York against Stemline and its directors, captioned Orlando Jones v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-04139 (the “Jones Complaint”).

The complaints in the preceding paragraph allege that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (i) all of the defendants violated Section 14(e) of the Exchange Act (except for the Goodman Complaint), (ii) all of the defendants violated Section 14(d)(4) of the Exchange Act (except for the Leon and Davison Complaints) and (iii) all of Stemline’s directors violated Section 20(a) of the Exchange Act. In addition, the Johnston Complaint alleges that each of the directors violated his fiduciary duty of candor and disclosure.

On May 20, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the United States District Court for the District of Delaware against Stemline, Stemline’s directors, Parent and Purchaser, captioned Adam Franchi v. Stemline Therapeutics, Inc., et al., Case No. 1:20-cv-00683 (the “Franchi Complaint”). The Franchi Complaint alleges that all of the defendants violated Sections 14(e) and 14(d) of the Exchange Act and Parent and each of Stemline’s directors violated Section 20(a) of the Exchange Act.

On May 26, 2020, a purported stockholder of Stemline filed a putative class action lawsuit in the Supreme Court of the State of New York, County of New York, against Stemline and its directors, captioned Ellen Levinson v. Stemline Therapeutics, Inc., et al. (the “Levinson Complaint”). The Levinson Complaint alleges that Stemline’s directors breached their fiduciary duties of care, loyalty and good faith by, among other things, causing Stemline to enter into the Transactions as a result of an inadequate sales process, agreeing to preclusive deal mechanisms and filing a materially misleading and incomplete Schedule 14D-9. The Levinson Complaint also alleges that Stemline aided and abetted the purported breach of fiduciary duties.

Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event that the Transactions have already been consummated (except for the Johnston Complaint), (iii) damages (except for the Wolfe, Jones and Franchi Complaints) and (iv) plaintiffs’ attorneys’ and experts’ fees. The defendants believe the claims asserted in each of the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2020	Stemline Therapeutics, Inc.

By:	/s/ Kenneth Hoberman
Name:	Kenneth Hoberman
Title:	Chief Operating Officer